Notice to ASX/LSE Rio Tinto Finance (USA) plc prices US$9.0 billion of fixed and floating rate notes 12 March 2025 Rio Tinto has priced US$9.0 billion of fixed and floating rate SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) plc and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited. The bond offer consists of eight tranches and the principal amount, tenor and coupon for each tranche are as follows: • US$500 million two-year notes priced at a fixed coupon of 4.375% maturing in 2027 • US$750 million three-year notes priced at a fixed coupon of 4.500% maturing in 2028 • US$500 million three-year notes priced at a floating rate coupon of Compounded SOFR plus 0.840% maturing in 2028 • US$1.75 billion five-year notes priced at a fixed coupon of 4.875% maturing in 2030 • US$1.25 billion seven-year notes priced at a fixed coupon of 5.000% maturing in 2032 • US$1.75 billion ten-year notes priced at a fixed coupon of 5.250% maturing in 2035 • US$1.75 billion thirty-year notes priced at a fixed coupon of 5.750% maturing in 2055 • US$750 million forty-year notes priced at a fixed coupon of 5.875% maturing in 2065 Rio Tinto intends to use the net proceeds for general corporate purposes, including to repay debt incurred pursuant to a bridge loan facility in order to finance the acquisition of Arcadium Lithium. BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LCC and RBC Capital Markets, LLC acted as Joint Book-running Managers, Australia and New Zealand Banking Group Limited, Bank of China Limited, London Branch, China Construction Bank (Asia) Corporation Limited, CIBC World Markets Corp., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., ICBC Standard Bank Plc, Santander US Capital Markets LLC, SG Americas Securities, LLC, SMBC Nikko Securities America Inc., TD Securities (USA) LLC acted as Joint Bookrunners, DBS Bank Ltd., nabSecurities, LLC, Natixis Securities Americas LLC, Scotia Capital (USA) Inc. and Westpac Banking Corporation acted as Co-Managers IMPORTANT INFORMATION This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering to which this media release relates was made pursuant to an effective registration statement that Rio Tinto Finance (USA) Limited, Rio Tinto Finance (USA) plc, Rio Tinto Finance (USA) Inc., Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) filed with the US Securities and Exchange Commission (the “SEC”) and only by means of a prospectus supplement and accompanying base prospectus. Rio Tinto will file with the SEC a final prospectus supplement to the base prospectus for the offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement, the accompanying base prospectus and the final prospectus relating to the offering can be obtained from Rio Tinto at the registered address below, any underwriter or any dealer participating in the offering (BNP Paribas Securities Corp. at +1 (800) 854-5674, BofA Securities, Inc. at +1 (800) 294-1322, Citigroup Global Markets Inc. at +1 (800) 831-9146, J.P. Morgan Securities LLC at +1 (212) 834-4533, Mizuho Securities USA LLC at +1 (866) 271-7403 and RBC Capital Markets, LLC at +1 (866) 375- 6829).

Media Release 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary. riotinto.com